Zarlink Delivers Strong Fiscal 2011 and Fourth Quarter Results

•	Annual revenue increases to $230.2 million, up 13% or $25.6 million year-on-year, driven by accelerating demand for timing and line circuit products
•	Company delivers fourth quarter revenue at the high-end of guidance, gross margin improves to 53%

OTTAWA, CANADA, May 25, 2011 – Zarlink Semiconductor (TSX: ZL) today issued Fiscal 2011 year-end and fourth quarter results for the 12- and three-month periods ended March 25, 2011. All figures are in U.S. dollars unless otherwise noted.

Fiscal 2011 Highlights
•	Revenue of $230.2 million, up 13% or $25.6 million year-on-year;
•
Annual revenue for Communication Products grew by $39.1 million to reach $180.5 million, with revenue for timing products increasing by 39% and revenue for line circuit products increasing by 34% year-on-year;

•	Cash increased by $53.8 million, driven by operations and the sale of the Optical Products Group and associated real estate in Sweden, to reach $128.2 million;
•
Net income of $69.1 million, or $0.55 cents per basic share and $0.46 cents per diluted share, which includes an income tax recovery of $30.2 million, primarily related to a non-cash deferred tax asset, income of $5.9 million from discontinued operations following the sale of the Optical Products Group, and a $14.1 million gain related to sale of real estate in Sweden.

Q4 Fiscal 2011 Highlights
•	Q4 revenue of $54.8 million, at the high end of $51.0 million and $55.0 million guidance range;
•	Medical products revenue of $7.9 million, up $2.6 million or 49% from the same period last year;
•	Gross margins improved to 53%, up from 52% in the third quarter;
•
Net income of $17.0 million, or $0.14 cents per basic share and $0.11 cents per diluted share, which includes an income tax recovery of $13.7 million primarily due to a reduction in valuation allowance related to deferred tax assets in the U.K.

“In Fiscal 2011, we delivered the strongest top line results in the Company’s history,” said Gary Tanner, President and CEO, Zarlink Semiconductor. “During the year, we saw increasing customer demand for our network timing, line circuit and medical wireless products. Our timing business grew by nearly 40%, driven by strong customer demand for packet timing products required to support time-sensitive multimedia services over new wireless networks. We expect sales for this product line will continue to grow, as wireless network upgrades gain momentum and we expand our product portfolio to target timing requirements in optical transport networks. Our line circuit product line is large and profitable, and we see further potential to expand this business by targeting opportunities in growth economies where carriers are now deploying new broadband networks. In the medical market, equipment manufacturers are nearing completion of major projects integrating our wireless radio solution. We believe that this customer design momentum across our three growth platforms, coupled with our focus of cost management and cash generation, creates a strong, stable and profitable company with continued growth potential.”

Fiscal 2011 Financial Results
Fiscal 2011 revenue was $230.2 million, an increase of $25.6 million or 13% compared with Fiscal 2010 revenue of $204.6 million. Revenue for Zarlink’s Communication Products was $180.5 million, an increase of $39.1 million or 28% compared with Fiscal 2010 revenue of $141.4 million. The Company’s timing and line circuit products contribute approximately 85% of revenue for the Communication Product Group. The remaining revenue is generated by telecom networking products, where the Company anticipates new design wins for voice processing products will offset declining sales for legacy switching technologies.

Medical Products revenue was $28.6 million, compared with $30.0 million in Fiscal 2010, as increasing sales for the Company’s wireless radio solutions was offset by anticipated declining revenue for legacy hearing aid products.

Custom and Other revenue was $21.1 million, compared with $33.2 million in Fiscal 2010. This decline was anticipated, as the Company’s managed last-time buys of customer specific legacy products as part of its strategy to increase its focus on Zarlink’s growth platform of timing, line circuit and medical wireless portfolios. In Fiscal 2011, these growth platforms accounted for approximately 75% of revenue, with remaining sales generated by Custom and Other, telecom networking and legacy medical product lines.

Gross margin was 51% of revenue in Fiscal 2011, compared with 51% of revenue in Fiscal 2010.

R&D expenses were $42.1 million, or 18% of revenue, compared with $37.8 million or 18% of revenue in Fiscal 2010. The increase in R&D expenses is due to higher material costs and compensation costs related to additional engineering staff to support increasing design opportunities for the timing product line. S&A expenses were $42.9 million, or 19% of revenue, compared with $40.6 million or 20% of revenue in Fiscal 2010. The increase in S&A expenses is due to a one-time adjustment of $0.4 million related to a historical sales tax provision, higher compensation costs, and weakness of the U.S. dollar as many of the Company’s S&A costs are incurred in currencies other than the U.S. dollar, in particular the Canadian dollar.

Fiscal 2011 operating income was $38.9 million, with net income of $69.1 million or $0.55 per basic share and $0.46 per diluted share. Fiscal 2011 net income includes:
•
A reduction in valuation allowance of $31.5 million related to deferred tax assets in both Canada and the U.K. These deferred tax assets represent the benefit of tax loss carry forwards and other tax credits, and results in a non-cash income tax recovery in the Consolidated Statement of Income (Loss) of $30.2 million for the 12 months ended March 25, 2011;

•	A gain of $14.1 million related to the sale of real estate in Sweden;
•
Income of $5.9 million, or $0.05 per basic share and $0.04 per diluted share, from discontinued operations following the sale of the Company’s Optical Products group to Tyco Electronics in Q1 Fiscal 2011;

•
Net interest expenses of $3.8 million, a non-cash foreign exchange loss of $1.5 million related primarily to Zarlink’s Canadian dollar denominated debenture, and a $1.9 million loss related to the settlement of the Company’s Swedish pension liability.

For Fiscal 2010, Zarlink recorded operating income of $19.0 million, with net income of $7.7 million or $0.05 per basic share and $0.04 per diluted share.

As a supplement to Zarlink's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company provides non-GAAP measures for operating income, income from continuing operations, and basic and diluted income per share from continuing operations. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press release.

Non-GAAP operating income for Fiscal 2011 was $36.0 million, compared with Fiscal 2010 non-GAAP operating income of $30.7 million. Non-GAAP net income in Fiscal 2011 was $30.9 million, or $0.24 per basic share and $0.21 per diluted share. For Fiscal 2010 non-GAAP net income was $26.4 million, or $0.20 per basic share and $0.17 per diluted share.

Cash and cash equivalents increased to $128.2 million as at March 25, 2011, up $53.8 million from $74.4 million at the end of Fiscal 2010. The cash increase was driven by cash provided by operations, proceeds of $13.5 million related to the sale the Optical Products Group, and proceeds of $14.2 million related to the sale of real estate in Sweden.

Fourth Quarter Fiscal 2011 Financial Results
Fourth quarter revenue was $54.8 million, which is at the high end of the Company’s guidance range of $51.0 million to $55.0 million. As anticipated, the Company did see some slowdown in demand in the fourth quarter as customers managed excess inventory. In comparison, Q3 Fiscal 2011 revenue was $56.9 million and Q4 Fiscal 2010 revenue was $55.2 million.

Gross margin in Q4 Fiscal 2011 improved to 53% due to product mix, compared with Q3 Fiscal 2011 gross margin of 52% and Q4 Fiscal 2010 gross margin of 53%.

R&D expenses in Q4 Fiscal 2011 were $11.0 million, or 20% of revenue, compared with Q3 Fiscal 2011 R&D expenses of $9.9 million, or 17% of revenue. S&A expenses in Q4 Fiscal 2011 were $10.8 million, or 20% of revenue, compared with Q3 Fiscal 2011 S&A expenses of $12.4 million, or 22% of revenue, which included a one-time provision of $1.6 million related to a sales tax liability.

Operating income in Q4 Fiscal 2011 was $5.3 million, compared with operating income of $19.3 million in Q3 Fiscal 2011, which includes a gain of $14.1 million related to the sale of real estate in Sweden. In Q4 Fiscal 2010 operating income was $5.0 million.

Net income in Q4 Fiscal 2011 was $17.0 million or $0.14 per basic share and $0.11 per diluted share. Net income in the quarter includes an income tax recovery of $13.7 million primarily due to a reduction in valuation allowance related to deferred tax assets in the U.K. This reduction in valuation allowance is primarily due to the increasing profitability of the Company’s advanced packaging group in Caldicot, Wales after it secured new business to provide micropackaging services for an existing medical customer.

Net income in Q3 Fiscal 2011 was $34.6 million or $0.28 per basic share and $0.23 per diluted share. Net income in Q3 Fiscal 2011 included an income tax recovery of $17.3 million primarily related to deferred tax assets in Canada, a gain of $14.1 million related to the sale of Sweden real estate and a foreign exchange loss of $0.9 million.

Non-GAAP operating income for Q4 Fiscal 2011 was $6.9 million, compared with Q3 Fiscal 2011 non-GAAP operating income of $8.9 million and Q4 Fiscal 2010 non-GAAP operating income of $7.8 million. Non-GAAP net income in Q4 Fiscal 2011 was $5.5 million, or $0.04 per share. For Q3 Fiscal 2011, non-GAAP net income was $7.4 million, or $0.06 per basic share and $0.05 per diluted share. For Q4 Fiscal 2010, non-GAAP net income was $6.8 million, or $0.05 per share.

Fourth Quarter Fiscal 2011 Business Summary
Fourth quarter revenue from Zarlink’s Communication Products Group was $43.6 million, compared with revenue of $45.4 million in Q3 Fiscal 2011. In Q4 Fiscal 2010 revenue for Zarlink’s Communication Products Group was $40.7 million.

Q4 Fiscal 2011 revenue for the Company’s Medical Products Group was $7.9 million, compared with revenue of $7.2 million in Q3 Fiscal 2011 and $5.3 million in Q4 Fiscal 2010.

Custom and Other revenue in Q4 Fiscal 2011 was $3.3 million, compared with $4.3 million in Q3 Fiscal 2011 and $9.2 million in Q4 Fiscal 2010. The Company expects Custom and Other sales will stabilize to approximately $1 million in future quarters, based on continue revenue generated by micropackaging services for medical customers and communications related products. Beginning in Q1, Fiscal 2012, Custom and Other will no longer be reported as a product group. This revenue will be included in results for the Medical and Communication Product Groups.

Workforce redeployment
Zarlink today announced plans to redeploy a portion of its workforce as part of its strategy to focus on immediate revenue growth opportunities. These activities will selectively increase headcount and redeploy employees in areas where the Company expects to gain market share and drive revenue growth, and workforce reductions.

Overall, the Company anticipates that its global workforce will be reduced by approximately 5% once redeployment activities are completed by Q2 Fiscal 2012. Zarlink’s current workforce is approximately 515 employees. The Company expects this activity will have a neutral impact on operating expenses by Q3 Fiscal 2012, as it increases its investments in growth areas of the business.

Zarlink expects to record costs of $3 million – $5 million related to redeployment activities, with initial redeployment costs of $1.5 million – $2.5 million, or $0.01-0.02 per share, in the first quarter of Fiscal 2012.

First Quarter Fiscal 2012 Guidance
“There is continuing strong end-market demand for our timing, line circuit and medical wireless products, and as we continue to transition out of the legacy custom business, investors will gain a much clearer view of the progress being made across these growth platforms,” said Mr. Tanner. “Inventory issues in the previous quarters have been largely resolved. However, as a result of recent events in Japan, we are seeing some shifting order patterns as customers deal with potential supply issues for components from other suppliers in their end-products. We don’t expect this will have a material impact on our business in the long-term, but this will likely impact our turns business in the first quarter as customers push out orders into future quarters.”

The opening backlog at the beginning of the first quarter of Fiscal 2012 was approximately $48 million, compared with a $45 million opening backlog at the start of the fourth quarter of Fiscal 2011. Based on this backlog and anticipated turns business, for Q1 Fiscal 2012 Zarlink is forecasting:
•	Revenue between $54 million and $56 million, which includes $1 million in Custom and Other revenue;
•	Gross margins between 51% and 53%;
•	Operating expenses between $21 million and $22 million, excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange, Zarlink expects Q1 earnings of $0.01 to $0.03 per share before workforce redeployment costs.

Analyst Conference Call
An open conference call for analysts will be held on May 25th, 2011 beginning at 5:00 p.m. EDT.
•	Access the call by dialing 1-866-250-4877 or 416-644-3422.
•	For a replay, call 1-877-289-8525, Access Code 4440867# or 416-640-1917, Access Code 4440867#. The replay is available until midnight June 8th, 2011.
•	A live audio webcast will be available through http://marketwire.com (Marketwire) and through the company's web site at http://www.zarlink.com
•	Investors, media and other parties are listen-only

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended			Year Ended
	Mar. 25,	Dec. 24,	Mar. 26,	Mar. 25,	Mar. 26,
	2011	2010	2010	2011	2010
Revenue	$54,763	$56,904	$55,233	$230,223	$204,616
Cost of revenue	25,902	27,598	25,956	111,806	99,476
Gross margin	28,861	29,306	29,277	118,417	105,140

Expenses:
Research and development	11,025	9,877	10,650	42,149	37,795
Selling and administrative	10,768	12,439	10,995	42,915	40,570
Amortization of intangible assets	1,736	1,736	1,736	6,943	6,943
Loss on pension settlement	-	-	-	1,880	-
Contract impairment	-	-	-	-	715
Recovery of current asset	-	-	(284)	(282)	(1,052)
Impairment of asset held for sale	-	-	1,185	-	1,185
Gain on sale of assets	-	(14,083)	-	(14,083)	-
	23,529	9,969	24,282	79,522	86,156
Operating income	5,332	19,337	4,995	38,895	18,984

Loss on repurchase of convertible debentures	-	-	-	-	(316)
Amortization of debt issue costs	(160)	(160)	(160)	(641)	(641)
Interest income	116	161	27	379	184
Interest expense	(1,064)	(1,038)	(1,006)	(4,146)	(3,867)
Foreign exchange loss	(937)	(948)	(1,245)	(1,472)	(10,843)
Income from continuing operations before income taxes	3,287	17,352	2,611	33,015	3,501
Income tax recovery	13,705	17,297	4,193	30,233	4,063
Income from continuing operations	$16,992	$34,649	$6,804	$63,248	$7,564
Discontinued operations, net of tax	-	-	15	5,868	90
Net income	$16,992	$34,649	$6,819	$69,116	$7,654

Net income attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$16,498	$34,175	$6,268	$66,843	$5,510

Income per common share from continuing operations:
Basic	$0.14	$0.28	$0.05	$0.50	$0.04
Diluted	$0.11	$0.23	$0.05	$0.42	$0.04

Income per common share from discontinued operations:
Basic	$-	$-	$0.00	$0.05	$0.00
Diluted	$-	$-	$0.00	$0.04	$0.00

Net income per common share:
Basic	$0.14	$0.28	$0.05	$0.55	$0.05
Diluted	$0.11	$0.23	$0.05	$0.46	$0.04

Weighted average number of common shares outstanding (thousands):
Basic	120,324	120,757	121,518	120,783	122,163
Diluted	152,213	152,552	152,754	152,713	123,444

Percentage of revenue:
Gross margin	53%	52%	53%	51%	51%
Research and development	20%	17%	19%	18%	18%
Selling and administrative	20%	22%	20%	19%	20%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended			Year Ended
	Mar. 25,	Dec. 24,	Mar. 26,	Mar. 25,	Mar. 26,
	2011	2010	2010	2011	2010
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$16,992	$34,649	$6,819	$69,116	$7,654
Depreciation of fixed assets	753	702	916	3,004	3,780
Amortization of other assets	1,895	1,897	1,963	7,584	7,875
Stock compensation expense	1,010	291	423	2,021	1,586
Deferred income taxes	(14,046)	(17,371)	(4,056)	(29,193)	(3,811)
Other non-cash changes in operating activities	534	(13,304)	2,651	(17,127)	12,508
Payment on settlement of pension	-	-	-	(14,586)	-
Decrease (increase) in working capital:
Trade accounts and other receivables	(3,992)	821	3,054	7,297	(2,482)
Inventories	953	951	310	(590)	1,596
Prepaid expenses and other	162	411	(258)	370	376
Payables and other accrued liabilities	604	661	3,396	(3,192)	3,188
Deferred revenue	(406)	(119)	(53)	(831)	3,632
Total	4,459	9,589	15,165	23,873	35,902

Investing activities:
Purchase of long-term investment	-	(5,001)	-	(5,001)	-
Expenditures for fixed assets	(821)	(1,694)	(281)	(4,032)	(2,265)
Decrease (increase) in restricted cash and cash equivalents	-	13,507	(930)	14,723	(930)
Proceeds from sale of fixed assets - net	-	-	15	14,243	15
Proceeds from sale of business - net	-	-	-	13,509	-
Total	(821)	6,812	(1,196)	33,442	(3,180)

Financing activities:
Repurchase of convertible debentures	-	-	-	-	(13)
Payment of dividends on preferred shares	-	(932)	-	(1,869)	(1,417)
Repurchase of preferred shares	-	-	(174)	(802)	(1,023)
Repurchase of common shares	-	(1,672)	(162)	(2,387)	(804)
Repurchase of treasury shares	(1,494)	-	(1,289)	(1,494)	(1,289)
Exercise of stock options	453	171	75	1,102	75
Total	(1,041)	(2,433)	(1,550)	(5,450)	(4,471)
Effect of currency translation on cash	1,374	604	45	1,963	1,112

Increase in cash and cash equivalents	3,971	14,572	12,464	53,828	29,363

Cash and cash equivalents, beginning of period	124,226	109,654	61,905	74,369	45,006

Cash and cash equivalents, end of period	$128,197	$124,226	$74,369	$128,197	$74,369

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, except share amounts, U.S. GAAP)
(Unaudited)

	March 25,	Dec. 24,	March 26,
	2011	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	$128,197	$124,226	$74,369
Restricted cash and cash equivalents	-	-	15,720
Trade accounts receivable – net	21,754	17,936	27,038
Other accounts receivable – net	2,820	2,647	4,248
Inventories	23,840	24,793	26,225
Prepaid expenses and other	1,842	2,003	2,305
Current assets held for sale	-	-	750
Deferred income tax assets – current portion	1,930	873	2,000
	180,383	172,478	152,655

Fixed assets – net	8,036	8,058	10,992
Deferred income tax assets – long-term portion	36,818	23,858	7,584
Long-term investment	5,001	5,001	-
Intangible assets – net	34,549	36,285	41,871
Other assets	2,855	2,872	1,603
	$267,642	$248,552	$214,705
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$15,286	$13,837	$15,178
Employee-related payables	12,429	10,279	13,452
Income and other taxes payable	1,396	1,343	1,006
Current portion of provisions for exit activities	141	213	379
Other accrued liabilities	6,138	7,169	7,123
Deferred revenue	3,662	4,068	4,493
Deferred income tax liabilities – current portion	-	30	29
	39,052	36,939	41,660

Long-term debt – convertible debentures	72,473	70,413	68,900
Long-term portion of provisions for exit activities	85	105	246
Pension liabilities	381	459	16,636
Long-term accrued income taxes	2,034	2,045	2,208
Other long-term liabilities	1,413	2,425	569
	115,438	112,386	130,219
Redeemable preferred shares, unlimited shares authorized; non-voting; 966,600 shares issued and outstanding as at March 25, 2011	12,372	12,372	12,787

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,413,459 shares issued and 120,038,459 outstanding as at March 25, 2011	727,492	726,804	733,357
Treasury shares, at cost, 1,375,000 shares as at March 25, 2011	(2,783)	(1,289)	(1,289)
Additional paid-in capital	45,198	44,939	39,838
Deficit	(596,880)	(613,378)	(664,110)
Accumulated other comprehensive loss	(33,195)	(33,282)	(36,097)
	139,832	123,794	71,699
	$267,642	$248,552	$214,705

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Mar. 25, 2011	Total	Dec. 24, 2010	Total	Mar. 26, 2010	Total

Asia – Pacific	$35,289	64%	$37,672	67%	$30,461	55%
Europe	8,351	15	9,615	17	14,260	26
Americas	11,123	21	9,617	16	10,512	19
	$54,763	100%	$56,904	100%	$55,233	100%

	Year		Year
	Ended	% of	Ended	% of
	Mar. 25, 2011	Total	Mar. 26, 2010	Total

Asia – Pacific	$145,347	63%	$109,031	53%
Europe	45,235	20	55,286	27
Americas	39,641	17	40,299	20
	$230,223	100%	$204,616	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Mar. 25, 2011	Total	Dec. 24, 2010	Total	Mar. 26, 2010	Total

Communication Products	$43,610	80%	$45,426	80%	$40,724	74%
Medical Products	7,852	14	7,201	13	5,266	9
Custom & Other	3,301	6	4,277	7	9,243	17
	$54,763	100%	$56,904	100%	$55,233	100%

	Year		Year
	Ended	% of	Ended	% of
	Mar. 25, 2011	Total	Mar. 26, 2010	Total

Communication Products	$180,502	79%	$141,386	69%
Medical Products	28,600	12	29,986	15
Custom & Other	21,121	9	33,244	16
	$230,223	100%	$204,616	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), the Company provides non-GAAP measures for operating income, income from continuing operations, and basic and diluted income per share from continuing operations.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

During Fiscal 2011 the Company updated the calculation of three of its non-GAAP measures (net income, basic and diluted net income per share) to include those items from continuing operations only, as a result of the sale of its Optical Products group.  This product group disposal is a one time event, and is accounted for as a discontinued operation; thus it has been eliminated from the Company’s core operating results.  The Company has also updated the non-GAAP calculations to exclude a one time loss on pension settlement in Sweden, a one time gain on sale of Järfälla, Sweden campus, a historical sales tax provision adjustment, and the recognition of deferred tax asset, where a valuation allowance had previously been recognized.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Year Ended
	Mar. 25,	Dec. 24,	Mar. 26,	Mar. 25,	Mar. 26,
	2011	2010	2010	2011	2010

GAAP income from continuing operations	$16,992	$34,649	$6,804	$63,248	$7,564
Amortization of intangible assets	1,736	1,736	1,736	6,943	6,943
Loss on pension settlement	-	-	-	1,880	-
Contract impairment	-	-	-	-	715
Foreign exchange loss	937	948	1,245	1,472	10,843
Restructuring and supply chain harmonization	-	-	(282)	281	2,291
Impairment of asset held for sale	-	-	1,185	-	1,185
Recovery of current asset	-	-	(284)	(282)	(1,052)
Stock compensation expense	1,010	291	423	2,021	1,586
Gain on sale of assets	-	(14,083)	-	(14,083)	-
Loss on repurchase of convertible debentures	-	-	-	-	316
Adjustment to historical sales tax provision	(1,225)	1,600	-	375	-
Recovery for income tax matters	(13,993)	(17,700)	(4,000)	(30,931)	(4,000)
Non-GAAP income from continuing operations	$5,457	$7,441	$6,827	$30,924	$26,391

GAAP operating income	$5,332	$19,337	$4,995	$38,895	$18,984
Amortization of intangible assets	1,736	1,736	1,736	6,943	6,943
Loss on pension settlement	-	-	-	1,880	-
Contract impairment	-	-	-	-	715
Restructuring and supply chain harmonization	-	-	(282)	281	2,291
Impairment of asset held for sale	-	-	1,185	-	1,185
Recovery of current asset	-	-	(284)	(282)	(1,052)
Stock compensation expense	1,010	291	423	2,021	1,586
Gain on sale of assets	-	(14,083)	-	(14,083)	-
Adjustment to historical sales tax provision	(1,225)	1,600	-	375	-
Non-GAAP operating income	$6,853	$8,881	$7,773	$36,030	$30,652

GAAP income from continuing operations per common share - basic	$0.14	$0.28	$0.05	$0.50	$0.04
Amortization of intangible assets	0.01	0.01	0.01	0.06	0.06
Loss on pension settlement	-	-	-	0.02	-
Contract impairment	-	-	-	-	0.01
Foreign exchange loss	0.01	0.01	0.01	0.01	0.09
Restructuring and supply chain harmonization	-	-	(0.00)	0.00	0.02
Impairment of asset held for sale	-	-	0.01	-	0.01
Recovery of current asset	-	-	(0.00)	(0.00)	(0.01)
Stock compensation expense	0.01	0.00	0.00	0.02	0.01
Gain on sale of assets	-	(0.12)	-	(0.12)	-
Loss on repurchase of convertible debentures	-	-	-	-	0.00
Adjustment to historical sales tax provision	(0.01)	0.01	-	0.00	-
Recovery for income tax matters	(0.12)	(0.15)	(0.03)	(0.26)	(0.03)
Non-GAAP income from continuing operations per common share – basic*	$0.04	$0.06	$0.05	$0.24	$0.20

GAAP income from continuing operations per common share - diluted	$0.11	$0.23	$0.05	$0.42	$0.04
Amortization of intangible assets	0.01	0.01	0.01	0.05	0.05
Loss on pension settlement	-	-	-	0.01	-
Contract impairment	-	-	-	-	0.00
Foreign exchange loss	0.01	0.01	0.01	0.01	0.07
Restructuring and supply chain harmonization	-	-	(0.00)	0.00	0.02
Impairment of asset held for sale	-	-	0.01	-	0.01
Recovery of current asset	-	-	(0.00)	(0.00)	(0.01)
Stock compensation expense	0.01	0.00	0.00	0.01	0.01
Gain on sale of assets	-	(0.09)	-	(0.09)	-
Loss on repurchase of convertible debentures	-	-	-	-	0.00
Adjustment to historical sales tax provision	(0.01)	0.01	-	0.00	-
Recovery for income tax matters	(0.09)	(0.12)	(0.03)	(0.20)	(0.03)
Effect of dilutive potential common shares	-	-	-	-	0.01
Non-GAAP income from continuing operations per common share – diluted*	$0.04	$0.05	$0.05	$0.21	$0.17

Shares used to calculate non-GAAP income from continuing operations per common share – basic	120,324	120,757	121,518	120,783	122,163
Shares used to calculate non-GAAP income from continuing operations per common share – diluted	152,213	152,552	152,754	152,713	152,371
* Amounts may not add due to rounding.